SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE FIFTY-SIXTH ANNUAL GENERAL MEETING OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859

On the twenty-ninth of April, 2016, at 2 pm, in the company's headquarters, Setor Comercial Norte, Quadra 4, Bloco “B”, No. 100, 2nd Floor, of Edifício Centro Empresarial VARIG – Brasília – DF, attended by common shareholders, in a sufficient number to meet the quorum, as noted on page 73 of Attendance Book No. 4, the Fifty-Sixth Annual General Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras, a publicly company, registered with the National Registry of Legal Entities of the Ministry of Finance under No. 00001180/0001-26, was held. The proceedings were chaired, pursuant to Article 42 of the Bylaws, by the Financial and Investor Relations Officer, ARMANDO CASADO DE ARAUJO, in replacement of CEO of Eletrobras, JOSÉ DA COSTA CARVALHO NETO, who opened the session and appointed me, MARIA SILVIA SAMPAIO SANT’ ANNA, to be the secretary for the proceedings, which was approved by all. Attending the meeting were the Head of the Corporate Legal Department, FERNANDA MARIA VIEIRA LIMA SCHUERY SOARES, Head of the Investor Relations Department, PAULA PRADO RODRIGUES COUTO, Head of the Tax Accounting Division, ANDRÉ LUIZ DO AMARAL, Head of the Accounting and Cost Management Division, EDUARDO DA COSTA RAMOS, Fiscal Council Member, BRUNO NUNES SAD in compliance with Article 164 of Law No. 6404/76 and DANILO SIMÕES from the Independent Auditors of KPMG. The following were invited to be part of the steering committee: Federal Government´s representative, Mr. LUIZ FREDERICO DE BESSA FLEURY, authorized by Ordinance/PGFN No. 811, of November 10, 2015, published in the Federal Official Gazette of November 11, 2015; Mr. ALFREDO DE CARVALHO FILHO, representative of BNDES and BNDESPAR; Mr. RODRIGO MESQUITA PEREIRA, representative of the funds: a) ITAÚ UNIBANCO S.A. -ACADIAN ALL COUNTRY W EX US LS FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; MOST DIVERSIFIED PORTFOLIO SICAV; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; b) J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES - AQR UCITS FUNDS; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS-LABOR PENSION FUND (252107-8; 253773-0; 253772-1); CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS`PENSION SCHEME; MISSOURI EDUCATION PENSION TRUST; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; VANGUARD INVESTMENT SERIES, PLC; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF

VANGUARD STAR FUNDS; c) CITIBANK N.A. ACADIAN EMERGING MARKETS EQUITY FUND - ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVISORS' INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; ALASKA PERMANENT FUND; ARIZONA PSPRS TRUST; ARROWSTREET US GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM (216914-5; 220157-0; 239747-4; 245577-6; 214991-8); CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF NEW YORK GROUP TRUST (243342-0; 243510-4; 243362-4; 243341-1; 243359-4; 243360-8); COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES' RETIREMENT SYSTEM OF THE STATE OF HAWAII; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GLOBAL TRUST COMPANY FBO AQR COLLECTIVE INVESTMENT TRUST - AQR EMERGING EQUITIES FUND; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO INTERNATIONAL SMALL COMPANIES FUND; GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.; GMO TOTAL EQUITIES MASTER PORTFOLIO, A PORTFOLIO OF GMO OFFSHORE MASTER PORTFOLIOS II LTD; GMO TRUST ON BEHALF OF ITS GMO TAX MANAGED INTERNATIONAL EQUITIES FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; HEWLETT-PACKARD COMPANY MASTER TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; KAISER PERMANENTE GROUP TRUST (245118-5; 232996-7); LEGAL &

GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND; MARYLAND STATE RETIREMENT & PENSION SYSTEM (242754-3; 235250-0); MERCER QIF FUND PLC; MGI FUNDS PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND (236000-7; 237302-8); NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NORGES BANK (246329-9; 245633-0); NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND; PIMCO EQUITY SERIES: PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; SMITHFIELD FOODS MASTER TRUST; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND P; LO VERDE NUC GEN STATIONS; STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; SUNSUPER SUPERANNUATION FUND; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS (212097-9; 234161-4; 231235-5; 245451-6); TEACHERS' RETIREMENT ALLOWANCES FUND; TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (242477-3; 241199-0); THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE MONETARY AUTHORITY OF SINGAPORE; THE NATURE CONSERVANCY; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); THE TIFF KEYSTONE FUND, L.P.; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIFF MULTI-ASSET FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; UAW RETIREE MEDICAL BENEFITS TRUST (245540-7; 245539-3; 245534-2); UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (241961-3; 239021-6);

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD (240342-3; 247120-8); WYOMING RETIREMENT SYSTEM; d) BANCO SANTANDER (BRASIL) S.A. - JP MORGAN CHASE; e) ITAÚ UNIBANCO S.A. - ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; f) J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS - PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; g) CITIBANK N.A. - BRANDES INSTITUTIONAL INTERNATIONAL EQUITY FUND; NORGES BANK; WMC GEM SYSTEMATIC EQUITY FUND; MARCELO GASPARINO DA SILVA representing FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; GASPART PARTICIPACOES S/A; FUNDO DE INVESTIMENTO JABURA ACOES; GERACAO L.PAR FUNDO DE INVESTIMENTO EM ACOES; MARCELO GASPARINO DA SILVA; CARLOS MAURICIO SAKATA MIRANDOLA, representing the following parties: shareholder EDUARDO DUVIVIER NETO; HELONA INVESTMENTS LLC; MALICO INVESTMENTS LLC; 3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES; NORMANDIE MASTER FIA; o Sr. EMANUEL MENDES TORRES, representative for ASSOCIAÇÃO DE EMPREGADOS DA ELETROBRAS (Eletrobras Employees' Association); JOÃO ANTONIO LIAN, shareholder. After the formation of the steering committee, the Chairman declared the 56th Annual General Meeting open, informing that it has been regularly called and that the announcements required by Article 133, of Law No. 6404/76, were published in the press, with the Notice to Convene published in the Diário Oficial da União and the newspapers O Globo, Valor Econômico and Correio Brasiliense on 3/31/2016, 4/1/2016 and 4/4/2016, as follows: MINISTRY OF MINES AND ENERGY. CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS. (Publicly traded company). CNPJ No. 00001180/0001-26. NOTICE TO CONVENE 56th Annual General Meeting. The Shareholders of Centrais Elétricas Brasileiras S.A  - Eletrobras (“Company”) were invited to meet at the Company’s headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B,” No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – FD, on April 29, 2015, at 2:00 p.m., in a Annual General Meeting which shall take place upon first notification with the presence of shareholders representing at least 25% (twenty-five percent) of the voting capital of the Company, to decide on the following Order of the Day: 1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the year ended on December 31, 2015; 2. Deliberate on management’s proposal for allocating the result for the year ended on December 31, 2015, with the use of the capital reserve to absorb the amount relating to the account of accumulated losses for the year, that exceeded the profit reserves, as item I of Article 200 of Federal Law 6,404/1976, as amended ("Law of Corporations");3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman; 4. Elect the members of the Fiscal Council and respective alternates; and 5. To establish the remuneration of the members of the Board of Directors, Executive Board and Fiscal Council. Under the terms of the paragraph of Article 126 of the Corporate Law and the decision of the CVM in proceeding CVM RJ2014/3578, on  November 04, 2014, shareholders may be represented in the general meeting: (i) if a natural person, by a proxy established at least 1 (one) year in advance (who is a shareholder, director of the Company, or an attorney properly registered in the lists of the Order of Attorneys of Brazil), (ii) if a legal person, through its legal representatives or through a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code, (iii) if an investment fund, by its director and/or manager, or by a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code. Shareholders, or his legal representative, shall present the following documents to ensure admission into the Meeting (Art. 5th of CVM Instruction No. 481, of December 17, 2009) as amended (“Instruction CVM 481”),: An official identification document with a photo; An authenticated copy of the updated articles of organization (corporate bylaws or articles of incorporation), in case of a legal person; Original or authenticated photocopy of a power of attorney granted by the shareholder; and Original copy of the statement of shareholdings provided by the depositary institution or by the custodian, identifying the status as shareholder. Under the terms of the sole paragraph of Article 43 of the Company’s Bylaws, the delivery of the documents proving the status of shareholder and agency is requested at least 72 (seventy-two) hours prior to the time the mentioned Annual General Meeting, at the Investor Relations Department – DFR, Market Information Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8:00 a.m. to noon and from 2:00 pm to 5:00 pm.  However, all shareholders who appear with the documentation needed to participate in the meeting shall be allowed to attend the Annual General Meeting hereby noticed. As stipulated in Article 141 of the Corporate Law and Articles 1 and 3rd of CVM Instruction No. 165, of  December 11, 1991, as amended, Shareholders representing at least 5% (five percent) of the voting capital of the Company may request the adoption of the cumulative voting process for the election of the members of the Company’s Board of Directors, provided that the legal time frame of 48 (forty-eight) hours in advance of the date the Annual General Meeting hereby noticed is held, is met. Decisions shall be taken in the Annual General Meeting hereby noticed by a majority vote, the vote of each shareholder being proportional to his interest in the capital stock of the Company. The Company clarifies that considering the provisions of Article 11 of CVM Instruction No. 561, of April 7, 2015, as amended by CVM Instruction 570, of November 18, 2015, exercising the option provided for in the mentioned regulation, will not offer to the General Meeting hereby convened mechanism to vote online. Pursuant to Art. 133, § 1 of the Corporate Law and Art. 9th of CVM Instruction No. 481, of  December 17, 2009, as amended, all documentation pertaining to the matters which shall be decided by the Annual General Meeting will be available to shareholders at the Investor Relations Department – DFR, Market Information Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and on the websites of the Company (www.eletrobras.com/elb/ir), and the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br). Brasília, March 30, 2016. Wagner Bittencourt de Oliveira.  Chairman of the Board of Directors. The chairman of the steering committee informed that the minutes would be registered in the form of a summary of the events that occurred, as in the first paragraph of Article 130 of Law No. 6404/76. In continuing the proceedings, the items from the Order of the Day were voted on, resulting in the following Decisions: (i) The first item of the order of the day was put to the vote, wherein the majority of the shareholders present approved the Complete Financial Statements for the fiscal year of 2015, together with the Management Report, the Decision of the Board of Directors and  Opinion of the Fiscal Council, with emphasis paragraphs and reservation contained from the External Auditors' Report. The following abstained from voting on the first item: ALFREDO DE CARVALHO FILHO, representative of BNDES and BNDESPAR and other shareholders comprising a total of 384,525,893 shares of the Company represented in this Meeting. The following voted against the first item: 30,920,064 shares of the Company represented in this Meeting. The following voted in favor of the first item: 603,374,273 shares of the Company represented in this Meeting. (ii) The meeting then moved on to voting for the second item from the Order of the Day, wherein was approved by a majority the management's proposal for allocation of the result for the year ended December 31, 2015, with the use of the capital reserve to absorb the amount relating to the account of accumulated losses for the year, that exceeded the profit reserves, as item I of Article 200 of Federal Law 6,404/1976, as amended ("Law of Corporations") The following abstained from voting on the second item: ALFREDO DE CARVALHO FILHO, representative of BNDES and BNDESPAR and other shareholders comprising a total of 369,400,795 shares of the Company represented in this Meeting. The following voted against the second item: 540,895 shares of the Company represented in this Meeting. The following voted in favor of the second item: 648,878,500 shares of the Company represented in this Meeting. (iii) The meeting then moved on to voting on the third item from the Order of the Day. Considering the request for cumulative voting filed by the shareholders FIA Dinâmica Energia and Banclass Fundo de Investimento em Ações, within the legal term, holders of more than 5% of the Company´s capital stock  with voting rights, the chairman of the steering committee informed that the cumulative voting process would be adopted, in accordance with Article 141 of Law 6404/1976 and Articles 1 and 2 of CVM Instruction 165, of December 11, 1991, for the election of 7 (seven) members of the Board of Directors, not considering, therefore, the members that could be elected separately (a) as the representative of the Company's employees; (b) by non-controlling preferred shareholders representing at least 10% of the capital stock; (c) non-controlling shareholders who choose to participate in the separate election process, pursuant to Article 17, III, of the Bylaws. The chairman of the steering committee informed that minority shareholders could not participate in the election via the cumulative voting process with the same shares that they would use to participate in the separate election. MARCELO GASPARINO DA SILVA, representing the shareholder GERACAO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, requested to know whether there was a quorum for electing the member representing the non-controlling preferred shareholders, in accordance with Article 17, IV, of the Company's Bylaws. It was stated that there was not a quorum. (iii.1) Election opened for separate voting by non-controlling shareholders, was elected, by a majority, pursuant to Subsection III, Article 17, of the Company's Bylaws, wherein JOSÉ PAIS RANGEL, Brazilian, married, lawyer, domiciled in Rio de Janeiro, on Avenida Presidente Vargas No. 463, 13th Floor, CEP 20.071-003, holder of ID card (RG) No. 22191, issued by the OAB/RJ and registered under CPF No. 239.775.667-68, with 331,406 votes, as a member of the Board of Directors, with a term that will end at the next Annual General Meeting which will be held in 2017. (iii.2) Recorded that there was not a quorum for separate voting by non-controlling preferred shareholders representing at least 10% of the capital stock; (iii.3) In accordance with Subsection V, Article 17, of the Company's Bylaws, it is the prerogative of the Company's employees to appoint one of the members of the Board of Directors, chosen by direct vote of his or her peers from among active employees in an election organized by the Company together with the trade unions representing them. Due to the suspension of the election by decision of the 3rd Civil Court of Rio de Janeiro, the term of JAILSON JOSÉ MEDEIROS ALVES, Brazilian, married, Civil Engineer, residing and domiciled at Praia do Zumbi, 121, House 2, Ilha do Governador, Rio de Janeiro, holder of ID Card No 149.922, issued by CREA/RJ and registered under CPF No. 047.594.447-00, will be extended until the investiture of the new board member to be elected by the Company's employees, in accordance with Article 150, paragraph 4 of Law No. 6404/1976. (iii.4) After the separate elections, the chairman of the steering committee consulted the Secretary to inform the number of eligible shares in the accumulated voting process and the minimum number of       votes needed to elect each member of the Board of Directors, using the cumulative voting process. It was informed that there were 1,008,729,046 eligible shares and that the minimum number of votes for electing each member of the Board of Directors would be 882,637,915 votes. The representative from BNDES and BNDESPAR distributed his votes, in accordance with the Management Proposal. Thus, the following members were elected to the Company's Board of Directors through the cumulative voting process. (iii.4.a) WAGNER BITTENCOURT DE OLIVEIRA, Brazilian, married, metallurgical engineer with a specialization in finance, residing and domiciled at Praia de Botafogo, 198, Apt. 102 - Botafogo - Rio de Janeiro, holder of ID Card No. 26.689-D, issued by CREA/RJ, and registered under CPF No. 337.026.597-49, elected with 882,637,915 votes as Chairman of the Board of Directors; (iii.4.b) JOSÉ DA COSTA CARVALHO NETO, Brazilian, married, Master's Degree in electrical engineering and Undergraduate Degree in Engineering from UFMG, residing and domiciled in Belo Horizonte - MG, Rua José Ferreira Cascão, 28, Apt. 2300, holder of CPF No. 044.602.786-34 and RG No. 107.024 SSP/MG, issued on 4/28/1972, with 882,637,915 votes; (iii.4.c) LUIZ EDUARDO BARATA FERREIRA, Brazilian, married, electrical engineer, residing and domiciled at Rua Uruguai, 556 – Apt. 801, Tijuca – RJ, holder of ID Card No. 02.896.094-6, issued by DETRAN-RJ and registered under CPF No. 246.431.577-04, with 882,637,915 votes;(iii.4.d) WALTER MALIENI JUNIOR, Brazilian, married, banker, residing and domiciled at Rua Coronel Oscar Porto, 208 – Apt. 244 – Block B, São Paulo – SP, holder of ID Card No. 19.146.033-3, issued by SSP-SP registered under CPF No. 117.718.468-01, with 882,637,915 votes; (iii.4.e) MAURÍCIO MUNIZ BARRETTO DE CARVALHO, Master's Degree in Public Administration and Urban Planning and Undergraduate Degree in Public Administration from the Getúlio Vargas Foundation, residing and domiciled in Condomínio Jardim América, Module F, House 17 – Sobradinho – DF,  holder of ID Card No. 11.169.207, issued by SSP/SP and registered under CPF No. 042.067.418-75, with 882,637,915 votes; (iii.4.f) SAMUEL ASSAYAG HANAN, Brazilian, married, engineer, residing and domiciled at Rua Armando Petrella, 431, Torre 9/IPÊ, Apt. 26, Jardim Panorama, São Paulo – SP, holder of ID Card No. 23.549.689-3, issued by SSP-SP and registered under CPF No. 199.540.857-34, with 882,637,915 votes; (iii.4.g) MARCELO GASPARINO DA SILVA, Brazilian, married, lawyer, residing and domiciled at Rua Estes Junior 605, Apt. 1411, Downtown, Florianopolis – SC, holder of ID Card No. 2.302.967, issued by SSP-SC, registered under CPF No. 807.383.469-34, elected with 1,123,455,046 votes. The terms of the members elected to the Board of Directors, in this Annual General Meeting, begin on this date and will end on the date of the Annual General Meeting held in 2017. Since the people appointed to the Board of Directors may be occupying public office in the Federal Public Administration at the time of their election as a member of the Board of Directors, the Federal Government representative justified this action as in the first paragraph of Article 3 of CVM Instruction 367, of May 29, 2002, on the grounds of the public interest. (iv) Afterwards, the meeting proceeded to the election of the fourth item of the Order of the Day, in which the members of the Fiscal Council were elected, by a majority, whose mandate begins on this date and will end on the date of the Annual General Meeting held in 2017.: a) representatives from the Ministry of Mines and Energy: Elected as a full member to the Fiscal Council, EDUARDO CESAR PASA, banker, residing and domiciled at SQSW 300 Block A, Apt. 607, Brasília – DF, holder of ID Card No. 1044834388, issued by SSP-RS and registered under CPF No. 541.035.920-87 and his respective alternate, DAVID MEISTER, Brazilian, married, electrical engineer, residing and domiciled at SQN 214, Block H, Apt. 312, Brasília – DF, holder of ID Card No. 1496853, issued by SSP-DF and registered under CPF No. 659.033.311-4; Elected as a full member to the Fiscal Council AGNES MARIA DE ARAGÃO DA COSTA, Brazilian, married, economist, residing and domiciled in Brasília – DF, holder of ID Card No. 11869726-7, issued by IFP/RJ, and registered under CPF No. 080.909.187-94, and her alternative, LEILA PRZYTYK, Brazilian, single, Bachelor's Degree in Economics from UnB-DF, with a specialization in finance from Ibmec – Brasília, residing and domiciled at SQS 207, Block F, Apt. 402, Brasília - DF, holder of ID Card No. 1.672.011, issued by SSP/DF, and registered under CPF No.

665.149.591-72; and b) pursuant to § 1, of Article 36, of the Bylaws, which establishes that among the members of the Fiscal Council, one will be appointed by the Ministry of Finance, as a representative of the National Treasury: LUIS  FELIPE VITAL NUNES PEREIRA, Brazilian, married, economist, residing and domiciled at SQN 109, Block H, Apt. 505, Asa Norte, Brasília – DF, holder of ID Card No. 11.621.975, issued by SSP/MG, CPF No. 302.708.818-1; and FABIANA MAGALHÃES ALMEIDA RODOPOULOS (alternate) Brazilian, married, graduated in Economic Sciences from the University of Brasília (UNB), Master's Degree in Economics, residing and domiciled at SHIS QI 5 Conjunto 12, House 1 - Brasília/DF, holder of ID Card No. 1.519.708, issued by SSP/DF, and registered under CPF No. 634.867.841-53, with these three members and their alternates elected with 596,093,247 votes in favor, 3,610,679 abstentions and 730,052 votes against; c) pursuant to Article 36, “heading” of the Bylaws, which establishes that from among the members of the Fiscal Council, one will be elected by the minority common shareholders, who elected RONALDO DIAS, Brazilian, married, accountant, domiciled in Rio de Janeiro-RJ, on Rua Maxwel 452, 704 Vila Isabel, holder of ID Card (RG) No. 201087-0, issued by DETRAN-RJ, registered under CPF No. 221.285.307-68, as a full members and as the alternate, JOAO GUSTAVO SPECIALSKI SILVEIRA, Brazilian, single, lawyer, domiciled at Rua Carlos Comenale No. 96, Apt 92, Bela Vista neighborhood, São Paulo – SP, holder of ID Card No. 4.313742-3, registered under CPF No. 007.151.839-82, with this member and his alternate elected with 331,400 votes in favor, 3,309,367 abstentions and 2,088,100 votes against d) pursuant to Article 36, “heading” of the Bylaws, which establishes that among the members of the Fiscal Council, one will be elected by the minority preferred shareholders, who elected ALOISIO MACARIO FERREIRA DE SOUZA, Brazilian, divorced, accountant, domiciled at Rua Homem de Melo 315, Apt. 101, Tijuca, Rio de Janeiro – RJ, holder of ID Card No. 04565759-0, registered under CPF No. 540.678.557-53, as a full members, with his alternative PATRICIA VALENTE STIERLI, Brazilian, divorced, administrator, holder of ID Card No. 4589089 – SSP/SP, registered under CPF No. 010551368-78, residing and domiciled at Rua Itacema No. 246, Apartment. 32, São Paulo – SP with this member and his respective alternate elected with 17,805,276 votes in favor, 30,040,110 abstentions and 6,042,792 votes against. The following abstained from voting on the fourth item: ALFREDO DE CARVALHO FILHO, representative of BNDES and BNDESPAR.  (v) The meeting then proceeded to decide on the fifth item from the Order of the Day. According to the guidelines of the Department of Coordination and Governance of State-Owned Enterprises (DEST), as found in Document No. 19231/DEST-MP, of April 26, 2016, and pursuant to Technical Note No. 4553/2016-MP, of the same date, which shall be presented to the Company at the AGM, and in view of Subsection IV of Article 8 of Annex I to Decree No. 8578, of November 26, 2015, the Federal Government representative voted as follows: v.1) set the compensation amounts to be paid to the members of the Executive Board and the Board of Directors  of this Company at BRL 8,835,911.45, for the period between April of this year and March of next year; v.2) recommend compliance with individual limits established by DEST, underscoring its authority to set these limits for the twelve-month period, by heading and by position, expressed according to the attached table, adhering to the overall limit defined in subparagraph "v.1"; v.3) delegate to the Board of Directors the power to authorize the effective monthly payment of compensation, subject to the overall and individual limit set forth in "v.1" and "v.2" respectively; v.4) set the monthly compensation of the members of the Board of Directors and Fiscal Council at one-tenth the average monthly compensation of the members of the Board of Executive Officers, excluding the amounts related to additional vacation pay and benefits; v.5) explicitly prohibit the transfer of any benefits that may be granted to company employees during the formalization of the Collective Labor Agreement (ACT) at its respective base date, and v.6) prohibit the payment of any item of compensation not decided in this meeting, including benefits of any nature and representation fees, pursuant to Law No. 6404/76, Article 152; "The setting of the compensation amounts paid to members of the Executive Board and the Board of Directors and the members of the Fiscal Council shall be subject to the agreement of the Board of Directors of Eletrobras, as set out in § 36 of Technical Note No. 4553/2016-MP, of April 26, 2016. Furthermore, according to the guidelines of the Department of Coordination and Governance of State-Owned Enterprises (DEST), the Federal Government representative shall register in the minutes: a) that there is no Participate in Profits an Results Program for the 2015 fiscal year, approved by DEST, and b) the Board of Directors needs to state its position regarding surplus payments recorded in previous years, as described in Technical Note No. 4553/2016-MP, of 26 April 2016, and in relation to medical expenses, pension funds, daycare, irreducibility guarantee, compensated holidays, Christmas bonus and additional vacation pay. The Federal Government representative shall also abstain from voting in the election of the representatives of minority common and preferred shareholders, for the Fiscal Council and Board of Directors. Last, since the people appointed to the Board of Directors may be occupying public office in the Federal Public Administration at the time of their election as a member of the Board of Directors, the Federal Government representative shall justify this action as in the first paragraph of Article 3 of CVM Instruction 367, of May 29, 2002, on the grounds of the public interest. The following abstained from voting on the fifth item: ALFREDO DE CARVALHO FILHO, representative of BNDES and BNDESPAR, EMANUEL MENDES TORRRES, representative of the ELETROBRAS Employees' Association and other shareholders comprising a total of 939,179,078 shares of the Company represented in this Meeting. The following voted against the fifth item: 34,305,646 shares of the Company represented in this Meeting. The following voted in favor of the fifth item: 45,335,397 shares of the Company represented in this Meeting. There being no further business, the chairman closed the proceedings of the Fifty-Sixth Annual General Meeting of the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras, for which I, MARIA SILVIA SAMPAIO SANT’ ANNA, Secretary, issued these minutes, which were read, approved and duly signed.

Brasília - April 29, 2016.

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
Chief Executive Officer	Federal Government Representative

MARCELO GASPARINO DA SILVA

Representing FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; GASPART PARTICIPACOES S/A; FUNDO DE INVESTIMENTO JABURA ACOES; GERACAO L.PAR FUNDO DE INVESTIMENTO EM ACOES, MARCELO GASPARINO DA SILVA

ALFREDO DE CARVALHO FILHO Representative from BNDES and BNDESPAR
EMANUEL MENDES TORRES Representative of the ELETROBRAS Employees' Association

CARLOS MAURICIO SAKATA MIRANDOLA

Representing the following: shareholder EDUARDO DUVIVIER NETO; HELONA INVESTMENTS LLC; MALICO INVESTMENTS LLC; 3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES; NORMANDIE MASTER FIA.

RODRIGO MESQUITA PEREIRA

Representative from the funds: a) ITAÚ UNIBANCO S.A. -ACADIAN ALL COUNTRY W EX US LS FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; MOST DIVERSIFIED PORTFOLIO SICAV; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; b) J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES - AQR UCITS FUNDS; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS-LABOR PENSION FUND (252107-8; 253773-0; 253772-1); CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS`PENSION SCHEME; MISSOURI EDUCATION PENSION TRUST; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; VANGUARD INVESTMENT SERIES, PLC; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; c) CITIBANK N.A. ACADIAN EMERGING MARKETS EQUITY FUND - ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVISORS' INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; ALASKA PERMANENT FUND; ARIZONA PSPRS TRUST; ARROWSTREET US GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM (216914-5; 220157-0; 239747-4; 245577-6; 214991-8); CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF NEW YORK GROUP TRUST (243342-0; 243510-4; 243362-4; 243341-1; 243359-4; 243360-8); COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES' RETIREMENT SYSTEM OF THE STATE OF HAWAII; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GLOBAL TRUST COMPANY FBO AQR COLLECTIVE INVESTMENT TRUST - AQR EMERGING EQUITIES FUND; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO INTERNATIONAL SMALL COMPANIES FUND; GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.; GMO TOTAL EQUITIES MASTER PORTFOLIO, A PORTFOLIO OF GMO OFFSHORE MASTER PORTFOLIOS II LTD; GMO TRUST ON BEHALF OF ITS GMO TAX MANAGED INTERNATIONAL EQUITIES

FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; HEWLETT-PACKARD COMPANY MASTER TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; KAISER PERMANENTE GROUP TRUST (245118-5; 232996-7); LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND; MARYLAND STATE RETIREMENT & PENSION SYSTEM (242754-3; 235250-0); MERCER QIF FUND PLC; MGI FUNDS PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND (236000-7; 237302-8); NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NORGES BANK (246329-9; 245633-0); NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND; PIMCO EQUITY SERIES: PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; SMITHFIELD FOODS MASTER TRUST; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND P; LO VERDE NUC GEN STATIONS; STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; SUNSUPER SUPERANNUATION FUND; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS (212097-9; 234161-4; 231235-5; 245451-6); TEACHERS' RETIREMENT ALLOWANCES FUND; TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (242477-3; 241199-0); THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE MONETARY AUTHORITY OF SINGAPORE; THE NATURE CONSERVANCY; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); THE TIFF KEYSTONE FUND, L.P.; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIFF MULTI-ASSET FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; UAW RETIREE MEDICAL BENEFITS TRUST (245540-7; 245539-3; 245534-2); UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (241961-3; 239021-6); VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD (240342-3; 247120-8); WYOMING RETIREMENT SYSTEM; d) BANCO SANTANDER (BRASIL) S.A. - JP MORGAN CHASE; e) ITAÚ UNIBANCO S.A. - ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; f) J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS - PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; g) CITIBANK N.A. - BRANDES INSTITUTIONAL INTERNATIONAL EQUITY FUND; NORGES BANK; WMC GEM SYSTEMATIC EQUITY FUND.

MARIA SILVIA SAMPAIO SANT’ ANNA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.